SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

XPEL, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98379L100
(CUSIP Number)
July 17, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Richard K. Crumly
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,634,699(1)
(6) Shared Voting Power 255,500(2)
(7) Sole Dispositive Power 4,634,699(1)
(8) Shared Dispositive Power 255,500(2)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,890,199(1) (2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 17.7%*
(12)	Type of Reporting Person (See Instructions) IN

(1)Crumly Family Partners, Ltd., of which Mr. Crumly is a control person, is the record owner 225,000 shares of Common Stock of the Issuer. ADAMAS, LLC, of which Mr. Crumly is a control person, is the record owner of 2,079,793 shares of Common Stock of the Issuer. CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 2,329,906 shares of Common Stock of the Issuer. Mr. Crumly disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.
(2)Mr. Crumly’s spouse is the record owner of 255,500 shares of Common Stock of the Issuer. Mr. Crumly does not have any voting or dispositive power over such shares and disclaims beneficial ownership of all such shares.

Item 1(a). Name of Issuer:

XPEL, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
618 W. Sunset Road, San Antonio TX 78216
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Item 2(a). Name of Person Filing:
Richard K. Crumly (“Mr. Crumly”)
Item 2(b). Address of Principal Business Office or, if None, Residence:

P.O. Box 460633, San Antonio, Texas 78246-0633
Item 2(c). Citizenship:
Mr. Crumly is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share, of the Issuer.
Item 2(e). CUSIP Number:
98379L100
Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:
         This Item 3 is not applicable.
Item 4.  Ownership.
Item 4(a). Amount Beneficially Owned:
Crumly Family Partners, Ltd., of which Mr. Crumly is a control person, is the record owner 225,000 shares of Common Stock of the Issuer. ADAMAS, LLC, of which Mr. Crumly is a control person, is the record owner of 2,079,793 shares of Common Stock of the Issuer. CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 2,329,906 shares of Common Stock of the Issuer. Mr. Crumly’s spouse is the record owner of 255,500 shares of Common Stock of the Issuer, and Mr. Crumly does not have any voting or dispositive power over such shares. Mr. Crumly may be deemed to be a beneficial owner of the 4,890,199 shares beneficially owned by the foregoing persons. Mr. Crumly disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.
Item 4(b). Percent of Class:
17.7%, which is calculated based on 27,612,597 shares of common stock outstanding as of November 8, 2019, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Commission on November 8, 2019.
Item 4(c). Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 4,634,699(1)
(ii) Shared power to vote or direct the vote: 255,500(2)
(iii) Sole power to dispose or to direct the disposition of: 4,634,699(1)
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(iv) Shared power to dispose or to direct the disposition of: 255,500(2)
(1) Crumly Family Partners, Ltd., of which Mr. Crumly is a control person, is the record owner 225,000 shares of Common Stock of the Issuer. ADAMAS, LLC, of which Mr. Crumly is a control person, is the record owner of 2,079,793 shares of Common Stock of the Issuer. CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 2,329,906 shares of Common Stock of the Issuer. Mr. Crumly disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.
(2) Mr. Crumly’s spouse is the record owner of 255,500 shares of Common Stock of the Issuer. Mr. Crumly does not have any voting or dispositive power over such shares and disclaims beneficial ownership of all such shares.
Item 5.  Ownership of Five Percent or Less of a Class.
         This Item 5 is not applicable.
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
         This Item 6 is not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
   See Exhibit 99.1.
Item 8.  Identification and Classification of Members of the Group.
This Item 8 is not applicable.
Item 9.  Notice of Dissolution of Group.
         This Item 9 is not applicable.
Item 10.  Certifications.
         This Item 10 is not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020

	By:	/s/ Richard K. Crumly
Richard K. Crumly

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